Newlan & Newlan, Ltd.
attorneys at law

800 Parker Square	972-899-4070
Suite 205	(fax) 877-796-3934
Flower Mound, Texas 75028	www.newlan.com

April 25, 2016

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Sherry Haywood

Re:          Heavenstone Corp.
Amendment No. 2 to Registration Statement on Form S-1
Commission File No. 333-201314

Dear Ms. Long:

This is in response to the Staff's letter of comment dated February 16, 2016, relating to the captioned Amendment No. 2 to Registration Statement on Form S-1 of Heavenstone Corp. (the "Company").  The Staff's comments are addressed below, seriatim:

Comment No. 1: Please be advised that, in response to this comment, the requested additions to disclosure have been made (p. 41). In addition, Exhibits 10.27 - 10.29 have been included in response to this comment.

Comment No. 2: Please be advised that, in response to this comment, the requested additions to disclosure have been made (p. 50).

Comment No. 3: Please be advised that, in response to this comment, the requested additions to disclosure have been made (p. 41).

Comment No. 4: Please be advised that, in response to this comment, the requested additions to disclosure have been made (pp. 41, 50).

Please feel free to contact the undersigned at (972) 899-4070, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely, NEWLAN & NEWLAN, LTD. By: /s/ ERIC NEWLAN Eric Newlan

cc: Heavenstone Corp.